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EXHIBIT 12

                                                CITIZENS COMMUNICATIONS COMPANY
                              Statement Showing Computation of Ratio of Earnings to Fixed Charges
                                        and Ratio of Earnings to Combined Fixed Charges
                                              for the year ended December 31, 2001
                                                     (DOLLARS IN THOUSANDS)

                                                                                                                Ratio of
                                                                                              Ratio of        Earnings to
                                                                                            Earnings to      Combined Fixed
                                                                                           Fixed Charges        Charges
                                                                                       ------------------------------------
(a)  Pre-tax income from continuing operations before dividends on convertible
        preferred securities and extraordinary expense                                         $ (72,521)        $ (72,521)

     Income or loss from equity investees                                                         (1,799)           (1,799)
                                                                                       ------------------------------------

     Pre-tax income from continuing operations before adjustment for minority interest
         in consolidated subsidiaries or income or loss from equity investees                    (74,320)          (74,320)

     Fixed charges                                                                               401,437           425,150

     Amortization of capitalized interest                                                              -                 -

     Distributed income of equity investees                                                        2,350             2,350

     Interest capitalized                                                                          5,675             5,675

     Preference security dividend requirements of consolidated subsidiaries                      (10,063)          (10,063)

     Carrying cost of equity forward contracts                                                   (13,650)          (13,650)

     Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges          -                 -
                                                                                       ------------------------------------

     Total earnings                                                                              311,429           335,142
                                                                                       ------------------------------------

     Ratio of earnings to fixed charges                                                             0.78
                                                                                       ==================

     Ratio of earnings to combined fixed charges                                                                      0.79
                                                                                                         ==================



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Note:  The above  calculation  was performed in accordance  with  Regulation S-K
       229.503 Ratio of earnings to fixed charges.

(a) For year ended December 31, 2001, we recorded a pre-tax non-operating gain of 139.3 million related to the sale of our Louisiana gas operations. Excluding the 2001 pre-tax non-operating gain, the ratio of earnings to fixed charges is .43 and the ratio of earnings to combined fixed charges and preferred dividends is .46.